Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of The Securities Exchange Act of 1934

________________________

Datakey, Inc.

(Name of Subject Company (Issuer))

Snowflake Acquisition Corp. (Offeror)
A wholly-owned subsidiary of

SafeNet, Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

________________________

Common Stock, Par Value $0.05 per Share
Convertible Preferred Stock, Liquidation Value $2.50 per Share
(Title of Class of Securities)

________________________

Common Stock: 237909 10 6
Convertible Preferred Stock: none
(CUSIP Number of Class of Securities)

________________________

Anthony A. Caputo
Chairman, Chief Executive Officer & President
SafeNet, Inc.
4690 Millennium Drive
Belcamp, MD 21017
(410) 931-7500
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
Elizabeth R. Hughes, Esq.
Matthew B. Swartz, Esq.
Venable LLP
8010 Towers Crescent Drive, Suite 300
Vienna, VA 22182
(703) 760-1600

Calculation of Filing Fee

Transaction Valuation* $8,023,716	Amount of Filing Fee** $1,017

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 11,767,254 shares of Common Stock, par value $0.05 per share, and 150,000 shares of Convertible Preferred Stock, liquidation value $2.50 per share, of Datakey, Inc., at a price per share of $0.65 per share for the Common Stock and $2.50 per share for the Convertible Preferred Stock. Such number of shares represents all such shares outstanding as of September 8, 2004.

**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2004 issued by the Securities and Exchange Commission on October 31, 2003, equals 0.01267% of the transaction value.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.
Amount Previously Paid : Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet
Item 2.	Subject Company Information
Item 3.	Identity and Background of the Filing Person
Item 4.	Terms of the Transaction
Item 5.	Past Contacts, Transactions, Negotiations and Agreements
Item 6.	Purposes of the Transaction and Plans or Proposals
Item 7.	Source and Amount of Funds or Other Consideration
Item 8.	Interest in Securities of the Subject Company
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used
Item 10.	Financial Statements
Item 11.	Additional Information
Item 12.	Exhibits
Item 13.	Information Required by Schedule 13E-3
Signature

Exhibit (a)(1)
Exhibit (a)(2)
Exhibit (a)(3)
Exhibit (a)(4)
Exhibit (a)(5)
Exhibit (a)(6)
Exhibit (a)(8)
Exhibit (a)(9)
Exhibit (d)(1)
Exhibit (d)(2)
Exhibit (d)(3)
Exhibit (d)(4)

     This Tender Offer Statement on Schedule TO (this “Statement”) relates to the offer by Snowflake Acquisition Corp., a Minnesota corporation (the “Purchaser”) and a wholly owned subsidiary of SafeNet, Inc., a Delaware Corporation (“SafeNet”), to purchase all of the issued and outstanding shares of Common Stock, par value $.05 per share, of Datakey, Inc., a Minnesota corporation (“Datakey”) (together with any associated preferred stock or other rights issued pursuant to the Rights Agreement, dated as of October 26, 2001, between Datakey and Wells Fargo Bank Minnesota, N.A., as amended from time to time, the “Common Stock”), and all issued and outstanding Convertible Preferred Stock, liquidation value $2.50 per share, of Datakey (the “Convertible Preferred Stock” and, together with the Common Stock, the “Shares” and each share thereof a “Share”), at a price of $0.65 per share of Common Stock and $2.50 per share of Convertible Preferred Stock, in each case, net to the seller in cash, without interest thereon (the “Offer Price”). The terms and conditions of the offer are described in the Offer to Purchase, dated September 21, 2004 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1), and the related Letter of Transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

     Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement and is supplemented by the information specifically provided herein.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	The subject company and the issuer of the securities subject to the Offer is Datakey, Inc., a Minnesota corporation. Its principal executive office is located at 407 West Travelers Trail, Minneapolis, Minnesota 55337, and its telephone number is (952) 890-6850.

(b)	This Statement relates to the Offer by the Purchaser to purchase all issued and outstanding shares of Common Stock for $0.65 per share, and all issued and outstanding shares of Convertible Preferred Stock for $2.50 per share, in each case, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase (the “Introduction”) is incorporated herein by reference.

(c)	The information concerning the principal market, if any, in which the shares of Common Stock are traded and certain high and low sales prices for the Common Stock in the principal market in which it is traded are set forth in “Price Range of the Shares; Dividends on the Shares” in the Offer to Purchase and is incorporated herein by reference. The shares of Convertible Preferred Stock are not publicly traded.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

     (a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning SafeNet and the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a)(1)(i) — (viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedure for Tendering Shares,” “Withdrawal Rights,” “Certain United States Federal Income Tax Consequences,” and “Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

     (a)(1)(ix), (xi) Not applicable.

     (a)(2)(i) — (v), (vii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations,” “Certain

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United States Federal Income Tax Consequences,” “Background of the Offer,” “Purpose of the Offer; Interest in Securities of Datakey; Other Matters” and “The Merger Agreement and Other Agreements” is incorporated herein by reference.

     (a)(2)(vi) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a), (b) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning SafeNet and the Purchaser,” “Background of the Offer,” “Purpose of the Offer; Interest in Securities of Datakey; Other Matters” and “The Merger Agreement and Other Agreements” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a), (c)(1), (3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Purpose of the Offer; Interest in Securities of Datakey; Other Matters” and “The Merger Agreement and Other Agreements” is incorporated herein by reference.

     (c)(2) None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (b) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

     (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Certain Information Concerning SafeNet and the Purchaser,” “Background of the Offer,” “Purpose of the Offer; Interest in Securities of Datakey; Other Matters,” and “The Merger Agreement and Other Agreements” is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Certain Information Concerning SafeNet and the Purchaser,” “Background of the Offer” and “The Merger Agreement and Other Agreements” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning SafeNet and the Purchaser” and “The Merger Agreement and Other Agreements” is incorporated herein by reference.

     (a)(2), (3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer,” “Certain Legal Matters,” and “The Merger Agreement and Other Agreements” is incorporated herein by reference.

     (a)(4) The information set forth in the sections of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations” and “Certain Legal Matters” is incorporated herein by reference.

     (a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters” is incorporated herein by reference.

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     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)	Offer to Purchase dated September 21, 2004

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of Notice of Guaranteed Delivery

(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(6)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9

(a)(7)	Joint Press Release issued by SafeNet and Datakey on September 9, 2004 (incorporated by reference to the Schedule TO-C filed by SafeNet and the Purchaser with the Securities and Exchange Commission on September 10, 2004)

(a)(8)	Summary Advertisement published in the New York Times on September 21, 2004

(a)(9)	Press Release issued by SafeNet on September 21, 2004

(b)	Not Applicable

(d)(1)	Agreement and Plan of Merger dated as of September 9, 2004 by and among SafeNet, the Purchaser and Datakey

(d)(2)	Stockholders' Agreement, dated as of September 9, 2004, by and among SafeNet, the Purchaser and certain stockholders of Datakey identified therein

(d)(3)	Stock Option Agreement, dated as of September 9, 2004, by and among SafeNet, the Purchaser and Datakey

(d)(4)	Mutual Nondisclosure Agreement, dated August 3, 2004, by and between SafeNet and Datakey

(g)	Not Applicable

(h)	Not Applicable

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SNOWFLAKE ACQUISITION CORP.
By:
	Name:	Ken Mueller
Its: Chief Financial Officer

SAFENET, INC.
By:
		Name:	Ken Mueller
Dated: September 21, 2004		Its: Chief Financial Officer

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